EXHIBIT 3.1

Amendment to Bylaws

of

Firstbank Corporation

Article II, Section 2 of the Bylaws of Firstbank Corporation is amended to state as follows:

Section 2.     Annual Meeting of Shareholders. The annual meeting of shareholders for election of directors and for such other business as may properly come before the meeting shall be held at such date and time as shall be determined from time to time by the Board of Directors.

This amendment to the Bylaws of Firstbank Corporation was duly adopted by the Board of Directors of Firstbank Corporation on February 20, 2014.

/s/ Thomas R. Sullivan
Thomas R. Sullivan
Chief Executive Officer and President